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Innovation Fund FAQs

Your opportunity to invest will be open until 12:00PM ET on Tuesday, January 10.

As a reminder, your opportunity to invest in the Fundrise Innovation Fund is available until 12:00PM ET on Tuesday, January 10, at which point we expect to close the current window for investments.

Additionally, please see below the answers to a few additional questions we received from several prospective investors.

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Frequently asked questions

Q: Do I need to be accredited to invest in the Innovation Fund?

A: No, you do NOT need to be accredited to invest in the Innovation Fund. Any US resident over the age of 18 is eligible to invest.

Q: Will I have the opportunity to invest again in the future?

A: Yes, however we cannot be certain at this time when that will be.

As mentioned previously, the fund is currently in its initial ramp-up period, during which time we are limiting the opportunity to invest to select groups of investors during shorter offering windows. Doing so helps ensure that we are able to more efficiently manage the flow of new capital into the fund. We do expect that in the future, once the fund is more mature, that it will become available on a more regular basis to all investors.

Q: Why am I receiving a second opportunity to invest?

A: Over the past several months, we've had many investors reach out asking if they can have the opportunity to make additional investments. In order to facilitate this request, we've opened access to existing investors along with an additional select group of new investors.

Q: Can I Auto-Invest in the Innovation Fund?

A: No, not at this time. However, we do expect to support the ability for investors to Auto-Invest into the Innovation Fund in the future and will notify all investors of when that feature becomes available.